Mail Stop 4561

April 15, 2009

Mr. Laurence D. Fink
Chairman, Chief Executive Officer and Director
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

Re: BlackRock, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 2, 2009
File No. 1-33099

Dear Mr. Fink:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

1.   We note that your non-GAAP presentation has been revised from the prior year. Please clarify to us how you determined that the exclusion from operating income of transactions that do not impact book value are appropriate adjustments for a performance measure based on the guidance of Item 10(e) of Regulation S-K.

2.   Please clarify how you determined that closed-end fund launch costs and commissions meet the criteria of Item 10(e) of Regulation S-K for adjustments to an operation performance measure.

3.   The last paragraph on page 36 and the presentation on page 35 indicate that certain costs have been excluded from revenues. It is unclear why *costs* would be included in revenue. Based on the information on page 36, it appears that the adjustments to revenue are being made because certain items recognized as revenue represent reimbursement of or offsets to costs incurred. Please clarify the nature of these revenue adjustments and how they comply with Item 10(e) of Regulation S-K. In addition, please explain to us why these revenue items are not recorded net based on the guidance of EITF 99-19 as are the company's retrocession arrangements as described on page 76.

4.   We note from the information on page 43 that a meaningful percentage of Blackrock Solutions and advisory revenues in 2008 were composed of one-time advisory and portfolio structuring fees which is described as non-recurring. Clarify what consideration was given to quantifying these one-time fees and including adjustments to the non GAAP performance measures for these non-recurring revenue items.

Critical Accounting Policies

Consolidation of Investments, page 69

5.   We note that the company took steps in December of 2008 considered necessary to grant additional rights to other investors in three private equity funds which resulted in the deconsolidation of these entities as of December 31, 2008. Please tell us what the additional rights were, the business reasons for granting them and why the rights are substantive.

Impairment of Investments, page 70

6.   The disclosure on page 70 indicates that the investments are evaluated for impairment using market values, where available, or the expected future cash flows. The related disclosure on page F-13 indicates that investments are assessed using fair values, where available, and if not available undiscounted cash flows are used. Please clarify why undiscounted cash flows are being used as an approximation of fair or market value and why the assessment of impairment for these investments is being performed using undiscounted cash flows. Refer to the applicable literature you are relying upon.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-17

7.   We note that the company records carried interest subject to claw-back provisions as revenue upon the earlier of the termination of the alternative investment fund

or when the likelihood of claw-back is mathematically improbable. Please clarify how you determined that this revenue recognition before the completion of the period subject to claw-back was appropriate under SAB Topic 13A.

Stock-based Compensation, page F-19

8.   We note that you amortize the grant-date fair value of stock-based compensation awards made to retirement eligible employees over the required service period and that upon notification of retirement, you accelerate the unamortized portion of the award over the contractually-required retirement notification period, if applicable. Please clarify why the value of awards granted to retirement eligible employees are not expensed on the grant date. Your response should clarify why the service period for retirement eligible employees is considered to be substantive.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Laurence D. Fink
BlackRock, Inc.
April 15, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

   If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

                              Sincerely,

                              Linda Van Doorn
                              Senior Assistant Chief Accountant